CUSIP No. 00213T109
Exhibit 99.3

LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405 tel.
August 21, 2015

Ms. Suzanne S. DeFerie, President and CEO
ASB Bancorp, Inc.
11 Church Street
Asheville, NC 28801

Dear Ms. DeFerie:

I am not writing this letter to embarrass, or demean, any member of the ASB Bancorp, Inc. (ASBB) Board of Directors or senior management.  Rather, I write to express a view that independence is only earned through satisfactory financial performance.  Unfortunately, the ASBB Board and senior management have not earned the right for ASBB to remain independent due to its poor financial performance during their extended tenures.  Much has been written about "too big to fail," but unfortunately ASBB falls into the category of "too small to survive."

The ASBB Board now consists of nine (9) members, seven (7) of whom have served between ten (10) to twenty-five (25) years.  You yourself have been a member of senior management since 1991, as an Executive Vice President and Chief Financial Officer until December 2007, and then as a director, President and Chief Executive Officer from January 2008 to the present.

The long-serving directors must unquestionably take responsibility for ASBB's poor financial performance.  As reported in its July 31, 2015 earnings release, ASBB's return on average assets (ROAA) was 0.44% and the return on average equity (ROAE) was 3.58% for the quarter ended June 30, 2015.  For the past five (5) calendar years (12/31/2010 – 12/31/2014), ASBB's ROAA has gone from (1.25%) to 0.33% and ASBB's ROAE for the same period has gone from (13.01%) to 2.51%.1   These results are truly abysmal.  One reason for ASBB's poor performance over this same period is that ASBB's efficiency ratio has gone from approximately 71% for calendar year 2010 to approximately 88% for calendar year 2014.  For the second quarter of 2015, the efficiency ratio, as disclosed in the July 31, 2015 earnings release, was 80.32%.

When we met at the February 2015 Sterne Agee Conference in Florida, you attributed ASBB's woeful performance to North Carolina's poor economy, deflecting any blame for this performance from the ASBB Board and senior management.  This shows an extreme lack of insight and accountability on your part.  It is interesting that, based upon my research, ASBB, as compared to other North Carolina banks, has been in the bottom 25% quartile for ROAA and ROAE for the last five (5) years.  Approximately 75% of these other North Carolina banks seem to be less adversely affected by the North Carolina economy than ASBB for an obvious reason - to wit: they are being more effectively managed.

Clearly, the ASBB Board and senior management team have not earned the right to continue to operate Asheville Savings Bank; therefore, the ASBB Board should immediately retain an investment banker to explore a sale of ASBB.

To avoid a proxy contest at the next annual meeting and help to position ASBB for a potential sale, I requested Board representation so I could be privy to ASBB’s long-term operating budget, which you described as “very promising”.  Unfortunately, your past performance brings your analytical skills into question.  In addition, you stated that in order for me to see the long-term operating budget, I would have to be on ASBB’s Board.  Therefore, it appears that the clear solution is to appoint me to the Board so that we can avoid the need for a proxy contest and together pursue a transaction that is in the best interests of all shareholders.

Toward that end, I have already been approached by parties interested in exploring a potential acquisition.  At a Banking Conference in late July, the senior management of two companies informed me they had an interest in speaking with you about a merger.  In addition, a Chief Executive Officer of a third institution represented to me, at the same conference, that he sent you an email wishing to discuss a possible merger.

In view of the opportunities that exist, your reluctance to enter into serious merger discussions with potential buyers only reinforces my view that you and the others on ASBB’s Board are more interested in retaining their personal rewards than trying to fulfill their fiduciary duty to the ASBB shareholders and maximize shareholder value.

Please feel free to call me to discuss the issues contained in this letter, or any other issues that may be relevant to maximizing shareholder value.  Also, please distribute a copy of this letter to each ASBB Board member.

Very truly yours,

 /ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

1 Source SNL Financial.